[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

April 23, 2010

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity Fund of Funds
File Nos. 033-85332 and 811-08824

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on April 14, 2010 regarding Post-Effective Amendment No. 21 to the Registration Statement for Integrity Fund of Funds (the "Fund") filed on March 2, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"). This letter is intended to respond to your comments, and revised, marked drafts of the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

COMMENT 1

Please add the required disclosure pertaining to the Registrant's Board of Directors pursuant to Proxy Disclosure Enhancements, Investment Company Act Release No. 29,092.

RESPONSE TO COMMENT 1

The additional disclosure has been added to the SAI under the heading "Management of the Fund -- Directors and Officers."

Comments 2 through 17 all relate to the Prospectus.

COMMENT 2

Please move the sentence just below the Table of Contents that reads: "An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency," to the risk discussion.

RESPONSE TO COMMENT 2

The referenced sentence has been deleted. Similar language appears in the italicized paragraph at the beginning of the "Principal Risks" section of the Fund Summary.

COMMENT 3

In the fees and expenses table in the Fund Summary, please delete footnote 1 and please explain in your response letter the reason for footnote 2. Please delete the first sentence of footnote 3. Please explain in your response letter whether 2.43% is an accurate representation of "Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements" given the carveout noted in footnote 4 for extraordinary and non-recurring expenses.

RESPONSE TO COMMENT 3

Footnote 1 has been deleted as requested. Footnote 2 was added pursuant to Instruction 3(d) to Item 3 of Form N-1A to reflect amendments that were made earlier this year to the Fund's Transfer Agency Agreement and Administrative and Accounting Services Agreement to eliminate a monthly minimum fee. The first sentence of footnote 3 has been deleted. The Fund believes that 2.43% is an accurate representation of "Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements." It includes acquired fund fees and expenses (which are also carved out of the waiver and expense reimbursement agreement); although extraordinary and non-recurring expenses are excluded from the waiver and reimbursement agreement, the Fund does not currently anticipate any such expenses and, therefore, could not estimate the amount of any such expenses.

COMMENT 4

Also in the fees and expenses table, please delete the line "Total Other Expenses" and move the 1.45% so that it is alongside "Other Expenses." In addition, please indent the fee amounts for "Miscellaneous Expenses" and "Service Fees" and explain in your response what "Service Fees" represent.

RESPONSE TO COMMENT 4

The requested revisions have been made. "Service Fees" represent dealers' fees that the Fund may pay of up to 0.25% of the Fund's net assets for personal services to shareholders and/or maintenance of shareholder accounts. These are fees other than pursuant to a rule 12b-1 plan disclosed in accordance with Instruction 3(b) to Item 3 of Form N-1A.

COMMENT 5

Please confirm that, with respect to the Example, an adjustment to reflect the applicable fee waiver and expense reimbursement agreement has been made only for the dollar amounts shown in the "1 Year" column.

RESPONSE TO COMMENT 5

The Fund has confirmed that an adjustment to reflect the applicable fee waiver and expense reimbursement agreement has been made only for the dollar amounts shown in the "1 Year" column.

COMMENT 6

In the Fund Summary, under the heading "Principal Investment Strategies," please explain the types of "equity securities" referred to in the first sentence. In the last sentence, please disclose by whom the classifications referred to have been made. In addition, please disclose how the Fund's adviser decides what securities to sell and when to sell them. As a principal investment strategy, does the Fund invest (directly or through underlying funds) in derivatives, foreign securities or "junk" bonds?

RESPONSE TO COMMENT 6

The first sentence under the heading "Principal Investment Strategies" has been revised to read as follows: "The Fund invests primarily in a diversified group of other registered open-end investment companies and exchange-traded funds ("ETFs") that, in turn, invest principally in equity securities, including domestic and foreign common and preferred stocks."

The last sentence (now the second to last sentence) under the heading "Principal Investment Strategies" has been revised to read as follows: "The Fund normally invests in underlying funds that, based on such funds' disclosure documents, constitute growth, aggressive growth, or growth-income funds; invest in companies with a market capitalization of over $500 million and invest a portion of their assets in fixed-income securities that are investment grade quality; and have had favorable performance returns compared to other similar funds and market indices.

With respect to decisions to sell a security, consistent with the second to last sentence under the heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks--Portfolio Turnover," the last sentence under the heading "Principal Investment Strategies" has been added to read as follows: "The Investment Adviser may sell a portfolio security if revised economic forecasts or interest rate outlook requires a repositioning of the portfolio; the security subsequently fails to meet the Investment Adviser's investment criteria; a more attractive security is found or portfolio assets are needed for another purpose; or the Investment Adviser believes that the security has reached its appreciation potential."

The Fund has advised that, although it could invest in such securities, it is not a principal investment strategy of the Fund to invest (either directly or through underlying funds) in derivatives or "junk" bonds. It is a principal investment strategy of the Fund to invest in underlying funds that invest in foreign securities, however, and this has been clarified in the first sentence under the heading "Principal Investment Strategies."

COMMENT 7

Under the heading "Principal Risks" in the Fund Summary please briefly describe interest, income and credit risk which are referred to in the second sentence. In addition, please confirm that all risks of underlying funds that should be considered "principal" risks are disclosed. Please consider whether it would be appropriate in this section to disclose risks relating to small-caps, derivatives or high portfolio turnover here. Please consider whether the risks discussed (such as the bullet points in the second to last paragraph) in fact represent principal risks consistent with the Fund's investments?

RESPONSE TO COMMENT 7

The second sentence under the heading "Principal Risks" has been revised to read as follows: "The risks of the underlying funds include market risk (which is the risk that a particular stock, an industry, or stocks in general may fall in value), interest rate risk (which is the risk that the value of an underlying fund's portfolio will decline because of rising market interest rates), income risk (which is the risk that the value of an underlying fund's portfolio will decline because of falling market interest rates), credit risk (which is the risk that an issuer of a debt security is unable or unwilling to meet its obligation to make interest and principal payments in a timely manner), inflation risk (which is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money) and, to the extent that the Fund invests in underlying funds that invest in foreign securities, foreign investment risks (which include certain risks that are not typically associated with investing in domestic securities, such as changes in currency rates and political developments, less regulation and less information)."

The Fund has advised that the risks of underlying funds that should be considered "principal" are disclosed as such. The Fund does not believe that risks relating to small-caps or high portfolio turnover are principal risks of the Fund. The Fund does not believe that risks relating to the Fund's use of derivatives is a principal risk, although it does believe that it is appropriate to retain the paragraph discussing potential investments by an underlying fund in options and/or futures. In addition, the Fund has advised that the risks described in the first two bullet points of the second to last paragraph (i.e., concentration risk and "junk bond" risk) are not principal risks; accordingly discussions of these risks have been moved to the "Additional Risk Information" section under the main heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks."

COMMENT 8

In the Fund Summary under the heading "Fund Performance" please move the sentence "The bar chart below shows the variability of the Fund's performance from year to year" from the third paragraph under the heading and make it the second sentence of the first paragraph. Move the first sentence of the second paragraph under the bar chart, which reads "The table below shows the Fund's average annual returns for 1, 5 and 10 years, and since inception, and how they compare over the time periods indicated with those of a broad measure of market performance" so that it is the third sentence of the first paragraph under the heading. Please delete the stray (1) in the heading to the bar chart. Also, please revise the last sentence of the paragraph so that it reads: "After-tax returns shown here are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

RESPONSE TO COMMENT 8

The requested revisions have been made. In addition to address Item 4(b)(2)(iv)(B) of Form N-1A, the following has been added as the second to last sentence: "Actual after-tax returns depend on an investor's tax situation and may differ from those shown here."

COMMENT 9

In the Fund Summary under the heading "Purchase and Sale of Fund Shares," please revise the first sentence to refer to either "any business day" or "any day the New York Stock Exchange is open for business."

RESPONSE TO COMMENT 9

The sentence now reads: "You may purchase, redeem, or exchange shares of the Fund on any day the New York Stock Exchange is open for business."

COMMENT 10

In the Fund Summary under the heading "Tax Information" please revise the text below such heading to read as follows: "The Fund's distributions will generally be taxed as ordinary income or capital gains."

RESPONSE TO COMMENT 10

The requested revision has been made.

COMMENT 11

Under the main heading "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks" in the Section entitled "Securities in which the Fund Invests—Investment Companies," in the third bullet of the first paragraph, should "common stock" be changed to "equity securities" (which is the term used in the first sentence under the heading "Principal Investment Strategies" in the Fund Summary)? In the second paragraph, please consider whether the information in the second bullet represents a principal investment strategy and should therefore also be included in the Fund Summary.

RESPONSE TO COMMENT 11

The term "common stock" has been changed to "equity securities" in the bullet point referenced. The information in the second bullet point referenced, concerning investments by underlying funds of a portion of their assets in fixed-income securities that are investment grade quality, has been added to the discussion of principal investment strategies in the Fund Summary as noted in the response to Comment 6 above.

COMMENT 12

Under the heading "How Investments are Selected" under the main heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks," please add disclosure pertaining to how the investment adviser determines what securities to sell and when to sell them.

RESPONSE TO COMMENT 12

A cross-reference to "Portfolio Turnover" under the same main heading has been added given that decisions to sell securities are addressed in the second to last sentence of that section.

COMMENT 13

Under the sub-heading "Other Investment Strategies" under the main heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks," please confirm that the strategies described therein are actually not principal investment strategies.

RESPONSE TO COMMENT 13

The Fund has confirmed that the strategies described under "Other Investment Strategies" are not principal investment strategies.

COMMENT 14

Under the sub-heading "Other Fund Policies" under the main heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks," does any affiliate of the Fund receive any of the sales loads or 12b-1 distribution or service fees referred to in the third paragraph?

RESPONSE TO COMMENT 14

The Fund's distributor, Integrity Funds Distributor, LLC, may receive a portion of these amounts. Related disclosure is provided in the Prospectus under the heading "Fund Management--Portfolio Transactions" and in the SAI under the heading "Distributor" in accordance with Item 25(b) of Form N-1A.

COMMENT 15

Under the main heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks," please change the heading "Risk Management" to "Risks." Also, if the information under this heading and the "Additional Risk Information" section below it represents a principal strategy or principal risk, as applicable, please describe in the Fund Summary to the extent not already covered or, if not principal, please clarify that it is not principal.

RESPONSE TO COMMENT 15

Hedging is not a principal investment strategy, and this has been clarified in the first sentence of the first paragraph under the heading "Hedging Strategies." Language has been added to the "Additional Risk Information" section to clarify which risks are principal and which are not. The risks described as "principal" are also noted in the Fund Summary.

COMMENT 16

In the discussion under the sub-heading "Manager of Managers" under the main heading "Fund Management," please add a sentence noting that no assurance can be given that the SEC will grant the relief requested.

RESPONSE TO COMMENT 16

To take into account the above comment as well as to reflect that the Fund submitted an application for an exemptive order on March 30, 2010, the referenced language now reads as follows: "The Fund has applied to the SEC for an exemptive order so that the manager-of-managers structure may be implemented; however, no assurance can be given that the SEC will grant the relief requested."

COMMENT 17

In the SAI, under the sub-heading "Investment Policies and Restrictions—Fundamental Investment Policies" under the main heading "Investment Objective, Policies and Restrictions of the Fund," if a policy refers to a 1940 Act provision please add narrative disclosure to explain the applicable provision.

RESPONSE TO COMMENT 17

In light of a reference in fundamental investment policy #6 to "senior securities as defined in the 1940 Act," the following disclosure has been added:

With respect to the fundamental policy relating to issuing senior securities set forth in (6) above, "senior securities" are generally fund obligations that have a priority over the fund's shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act generally prohibits an open-end fund from issuing senior securities, except that the fund may borrow money in amounts of up to one-third of the fund's total assets from banks. A fund also may borrow an amount equal to up to 5% of the fund's total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the fund's outstanding shares through leveraging. Leveraging of a fund's portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund's net assets remain the same, the total risk to investors is increased to the extent of the fund's gross assets.

TANDY ACKNOWLEDGMENT

In connection with the Fund's registration statement, the Fund has advised us that it acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell